UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41815

            AngloGold Ashanti plc
(Translation of registrant’s name into English)

4th Floor, Communications House, South Street
Staines-upon-Thames, Surrey TW18 4PR
United Kingdom

6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
United States of America
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Enclosure: Award of Share Options to Executive Directors and Executive Officers of AngloGold Ashanti plc

AngloGold Ashanti plc
(Incorporated in England and Wales) Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96
ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE Share code: AU
JSE Share code: ANG
(“AngloGold Ashanti”, “AGA” or the “Company”)

NEWS RELEASE

AWARD OF SHARE OPTIONS TO EXECUTIVE DIRECTORS AND EXECUTIVE OFFICERS OF ANGLOGOLD ASHANTI PLC

On 25 April 2025, AngloGold Ashanti plc (the “Company”) granted conditional awards over shares in the Company under the 2024 Omnibus Incentive Compensation Plan (the “Omnibus Plan”), consisting of Performance Share Plan (“PSP”) share awards and Transition share awards.

2025 Performance Share Plan and Transition share awards
The PSP share awards granted to Executive Directors and Executive Officers are due to vest in 2028 following a three-year performance period, based on achievement of the performance criteria.

The Transition share awards were based on a three-year backward-looking performance period ended 31 December 2024 and will vest in 2028 for Executive Directors and in 2027 for other Executive Officers. The Transition share awards are to facilitate the transition from the backward-looking Deferred Share Plan (“DSP”) to the forward-looking PSP.

Post the notification of the grant, the Executive Directors and other Executive Officers have 30 days in which to accept or decline their awards with a default acceptance at the end of the 30-day period.

Details of the grant of awards to Executive Directors and other Executive Officers are set out in the table below:

Name of company	AngloGold Ashanti plc
Date of grant	25 April 2025
Class of security	Option to acquire ordinary shares
Nature of transactions	Off-market, grant of PSP award
Strike price	NIL cost to participant in accordance with the rules of the plan
Nature and extent of interest	Direct, Beneficial

Name	Number of PSP Awards(1)	Number of Transition share awards (1)
A Calderon (Executive Director)	92,191	16,867
G Doran (Executive Director)	36,017	5,846
L Ali (Executive Officer)	29,683	5,935
S Bailey (Executive Officer)	23,926	4,459
T Briggs (Executive Officer)	24,603	4,252
M Godoy (Executive Officer)	30,115	6,021
R Jordinson (Executive Officer)	24,137	4,688
L Marwick (Executive Officer)	24,430	4,370
(1) Based on the five day trailing VWAP to 19 February 2025 value of US$31.77.

ENDS

London, Denver, Johannesburg

28 April 2025
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media

Andrea Maxey        +61 08 9435 4603 / +61 400 072 199    amaxey@anglogoldashanti.com
General inquiries                        media@anglogoldashanti.com

Investors

Andrea Maxey        +61 08 9435 4603 / +61 400 072 199    amaxey@anglogoldashanti.com
Yatish Chowthee    +27 11 637 6273 / +27 78 364 2080    yrchowthee@aga.gold

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AngloGold Ashanti plc
Date: 28 April 2025

By:    /s/ C STEAD
Name:    C Stead
Title:    Company Secretary